AP

09040894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 48719 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barclays Global Investors Services

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Howard Street
(No. and Street)

San Francisco (City) California (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louis Marikas (415) 597-2861
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

3 Embarcadero Center (Address) San Francisco (City) California (State) 94111 (Zip Code)

SEC Mail Processing
Section

FEB 27 2009

Washington, DC
111

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Louis Markos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barclays Global Investors Services, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

Markos.
Signature

Chief Financial Officer
Title

See attached
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Jurat with Affiant Statement

State of CALIFORNIA
County of SAN FRANCISCO } ss.

If using an **Attached Document** (Notary needs to cross out lines 1-12). If using the Statement Below (Lines 1-12 to be completed only by document signer(s), **not the Notary**

[signature]
Signature of Document Signer No.1

Signature of Document Signer No.2
(If Any)

Subscribed and sworn to (or affirmed) before me on February 25, 2009,
Date

by LOUIS MARKAS / 
Name of Signer No. 1 — Name of Signer No. 2 (If Any)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

PATRICE ANN PALOMARES
COMM. #1830787
Notary Public - California
Solano County
My Comm. Expires Jan. 13, 2013
NR01

This area for official notarial seal

WITNESS my hand and official seal.

[signature]
Signature of Notary Public

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

**Report of Independent Auditors**

To the Board of Directors and Shareholder of
Barclays Global Investors Services
(a wholly-owned subsidiary of Barclays Global Investors, N.A.)

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of Barclays Global Investors Services (the "Company") at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2009

# Barclays Global Investors Services
**(a wholly-owned subsidiary of Barclays Global Investors, N.A.)**
## Statement of Financial Condition
## December 31, 2008

*(in thousands of dollars)*

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 19 |
| Marketable securities, at fair value | | 10,400 |
| Deposit with clearing organization (Note 5) | | 515 |
| Commissions receivable | | 1,561 |
| Receivable from affiliates (Note 3) | | 2,010 |
| Prepaid expenses and other assets | | 1,091 |
| Federal income tax receivable | | 963 |
| Deferred tax asset, net (Note 4) | | 742 |
| Total assets | $ | 17,301 |
| **Liabilities and shareholder's equity** | | |
| Liabilities | | |
| Transaction processing fees payable | $ | 401 |
| Accounts payable and accrued liabilities | | 40 |
| State income tax payable | | 113 |
| Payable to affiliates (Note 3) | | 1,310 |
| Total liabilities | | 1,864 |
| Shareholder's equity | | |
| Common stock $.01 par value; 1,000 shares authorized; one share issued and outstanding | | - |
| Additional paid-in capital | | 1,593 |
| Retained earnings | | 13,844 |
| Total shareholder's equity | | 15,437 |
| Total liabilities and shareholder's equity | $ | 17,301 |

The accompanying notes are an integral part of these financial statements.